November 4, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mavenir Systems, Inc.

Filed on Form S-1

Registration No. 333-191563

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that between October 25, 2013 and the date hereof, 1,998 copies of the Preliminary Prospectus dated October 24, 2013 were distributed to prospective underwriters, institutions, dealers and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act, we hereby join in the request of Mavenir Systems, Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Standard Time on November 5, 2013, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
DEUTSCHE BANK SECURITIES INC.

Acting on behalf of themselves and as representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jason Eisenhauer
Name: Jason Eisenhauer
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director

[Signature Page to Underwriters’ Acceleration Request]